

June 11, 2018

Dairen Lin
President and Executive Director
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033
China

> **Re: China Life Insurance Company Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 25, 2018**
> **File No. 001-31914**

Dear Mr. Lin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 5. Operating and Financial Review and Prospects
Factors Affecting Our Results of Operations
Investments, page 91

1. Please address the following regarding your available for sale investments in the tables on page 93:
    *   Explain to us the reason for the increase in fair value of debt securities in an unrealized loss position for more than one year to RMB 45.8 billion at December 31, 2017 compared to December 31, 2016 and the reason for the increase in the related unrealized losses both in terms of renminbi amount and as a percentage of the fair

value of those debt securities. Provide your explanations segregated by the types of securities presented in the first table on page 93 (e.g., government bonds, government agency bonds, etc.).

- Reconcile for us why the RMB 3,562 million difference between the aggregate cost/amortized cost at December 31, 2017 of RMB 814,296 million and the aggregate estimated fair value of RMB 810,734 million is not the same as the RMB 1,717 million net unrealized losses derived from the disclosed gross unrealized gains of RMB 25,120 million net of gross unrealized losses of RMB 26,837 million.

B. Liquidity and Capital Resources
Contractual Obligations and Commitments, page 124

2.   According to your disclosure following the table on page 124, you include both cash inflows and cash outflows associated with insurance contracts and investment contracts in your table. Please tell us how your net presentation complies with Item 5F of Form 20-F and the nature of and amount of cash inflows netted in each column for each of these line items in your table.

Notes to the Consolidated Financial Statements
Note 4: Risk Management
Note 4.3: Fair value hierarchy, page F-48

3.   Please address the following comments regarding your fair value and fair value hierarchy disclosures:

- Tell us how your disaggregation of your investments into only debt securities and equity securities qualifies as appropriate classes under paragraph 94 of IFRS 13 and paragraph 6 of IFRS 7. In this regard, it appears that your disaggregation presented in the first table on page 93 may be more appropriate.
- Tell us why you do not provide information in your tables beginning on page F-49 for your held-to-maturity securities. In this regard, paragraph 97 of IFRS 13 requires the disclosure of some information from paragraph 93 of that standard for each class of assets and liabilities not measured at fair value on your balance sheet if fair value information is required to be disclosed by another standard. It appears that paragraph 25 of IFRS 7 requires fair value information for all financial assets and liabilities, not just those carried at fair value on either a recurring or non-recurring basis.
- Tell us your consideration for disclosing the specific valuation techniques used to value each class of your Level 2 investments and the related inputs as stipulated in paragraph 93(d) of IFRS 13.
- Tell us why you do not appear to provide the quantitative information about the significant unobservable inputs used in the fair value measurement of your Level 3 investments as required by paragraph 93(d) of IFRS 13. To the extent you rely upon the further guidance in that paragraph indicating that you are not required to create the quantitative information if it is supplied by a third-party pricing service, tell us how

the quantitative information is not reasonably available to you considering your disclosure in the second paragraph on page F-48 indicating the validation procedures you undertake associated with values received from pricing services.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Keira Nakada at (202) 551-36359 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance